UNITED REEF LIMITED
FILE NO. 82-4331

UNITED REEF LIMITED

SUPPL

SEC MAIL PROCESSING
RECEIVED
NOV 0 7 2002
WASH, D.C. 180 SECTION

QUARTERLY REPORT
FOR THE NINE MONTHS ENDED AUGUST 31, 2002

02055797

PROCESSED
NOV 2 1 2002
THOMSON
FINANCIAL

dlw 11/15

15 Toronto Street, Suite 600
Toronto, ON M5C 2E3
Tel: (416) 368-3332 / Fax: (416) 368-8957

REPORT TO SHAREHOLDERS

Dear Shareholders:

We are pleased to report that the Company has commenced steps to reactivate itself as an exploration company by initiating an exploration program on a property in the Sudbury area of Ontario. As part of the reactivation process the Company has begun negotiations with its third party creditors to settle their remaining outstanding accounts and is negotiating with various parties who have expressed interest in participating in a private placement. We expect that these matters will be substantially advanced by the Company's year-end on November 30th.

Nickel Offsets Property

The Company holds 100% interest in the Nickel Offsets Property, comprised of 12 contiguous patented mining claims, covering 358.5 acres in Foy Township, Sudbury Mining Division, Ontario. The claims cover a strike length of 2.25 kms of the Foy Offset dike, a quartz-diorite and quartz-diorite breccia with known nickel-copper mineralization, emanating from the Sudbury Igneous Complex. The Company has an extensive document archive relating to previous exploration work (geophysics, geochemistry, and diamond drilling data) performed on the 12 claims and to the mining development and production history of the claims. An internal preliminary review and compilation of this data was carried out during the late spring and summer with the view of an anticipated exploration program, including diamond drilling to test the property for Platinum Group Elements (PGE's) mineralization.

The past-producing Nickel Offsets nickel-copper mine (1943-57) is located on the property where two shafts, No. 1 and No. 2, were developed to depths of 1,600 feet and 1,100 feet, respectively. During the 1940's and 1950's the mine produced over 200,000 tons of nickel-copper ore, at a time when credits for PGE's were typically not included in smelter contracts. Consequently, sampling and assaying for these elements were not carried out during the mine's productive life. The Sudbury camp has experienced a resurgence in exploration over the past few years spurred on by escalating platinum and palladium prices. United Reef is proposing a program of exploratory drilling within the mine environs to determine if significant PGE values exist adjacent to previously mined areas using models successfully developed by operators such as Falconbridge and Inco in similar occurrences within the area.

An independent mining and geological consulting firm has been retained to prepare a Geological Evaluation Report to confirm that the Nickel Offsets Property is meritorious of additional exploration expenditures to assess the potential for PGE's and associated nickel and copper mineralization and to provide recommendations for an exploration program. Delivery of their report is expected in the next few days and we anticipate will include an initial program budgeted in the order of $235,000.

It is encouraging to note that Aurora Platinum Corporation ("Aurora") is aggressively exploring a 7 km strike-length of the Foy Offset dike on claims contiguous to the eastern boundary of the Nickel Offsets Property. Some of these claims were previously owned by the Company, on which we continue to hold a 1% net smelter royalty. To date, Aurora has identified three new zones of high-

grade copper-nickel-PGE mineralization on their claims. Based on information Aurora has released it appears that one of these discoveries is located just east of the Nickel Offsets Property boundary situated approximately 1 km east of the No. 2 shaft. Aurora has recently begun an exploration program of geological mapping, geophysics and plans drilling of this zone in the summer of 2003.

Creditors of the Company

At August 31, 2002 the Company had total liabilities of $375,410 as reflected in the enclosed interim financial statements for the period ended August 31st. Included in this amount was $203,301 owing to M.D. Coulter & Associates Inc. ("MDC") consisting of $199,776 for unpaid invoices rendered for services provided to and expenses paid on behalf of the Company by MDC and a loan of $3,526. MDC is owned jointly by the President and Secretary of the Company. Although MDC's accounts have been in arrears since 1997 MDC has continued to provide services to the Company. By virtue of an interim arrangement made with MDC in March 1999, MDC suspended its charges for a monthly fee of $5,000 for the management services provided to the Company by Michael Coulter, the President of the Company.

The Directors of the Company have entered into discussions with MDC to settle their outstanding accounts and unbilled services. The Directors have proposed to MDC that their accounts be settled partly in cash and the balance to be settled with shares of the Company on the same terms as the private placement currently being negotiated by the Company (at $0.10 per share); MDC has agreed to waive permanently any right they may have to recover fees for management services provided by Mr. Coulter to the Company between March 1999 and August 31, 2002; the Directors of the Company have agreed with MDC to reinstate a management fee for Mr. Coulter's services as soon as the Company is financially able to do so; and, the Company will repay the $3,526 loan to MDC from the proceeds of the private placement currently being negotiated. It is anticipated that the Company will reach a settlement with MDC by November 30th.

The balance of the Company's debt at August 31st totalling $172,109 was owed to third party creditors. More than $100,000 of this amount has been outstanding since 1997 when the Company's diamond project in the Central African Republic was suspended. Terms of settlement with all of the third party creditors are now being negotiated and the Company expects to reach final settlement with the creditors before the Company's year-end at November 30th.

Investment in AXMIN Inc. ("AXMIN")

We believe that our investment in AXMIN holds significant promise and the prospect of a financial reward for the Company in the future. The Company continues to hold slightly more than 1.2 million shares of AXMIN. At its recent trading range our shares have a market value of approximately $250,000. The Company also holds a 2% Net Smelter Royalty on AXMIN's Central African Republic gold project on which encouraging exploration results continue to develop.

With the reorganization of AXMIN in late 2001, it is now managed by a group of highly skilled technical people with substantial gold exploration experience; has several promising gold exploration projects located in various countries in Africa; and, now has a major shareholder

with considerable financial strength. We believe the market will ultimately recognize AXMIN's value.

New Transfer Agent Appointed

The Company has appointed Equity Transfer Services Inc. to act as the Company's transfer agent and registrar. We anticipate that the Company's shareholder records will be transferred to Equity's system in early November.

On behalf of the Board of Directors

Michael D. Coulter
President

October 30, 2002

UNITED REEF LIMITED
Balance Sheet
(Expressed in Canadian dollars)

	August 31 2002 (unaudited)	November 30 2001 (audited)
ASSETS		
Current		
Cash	$ 6,568	$ 44,749
Prepaid expenses and sundry receivables	9,182	14,250
	15,750	58,999
Investment in AXMIN Inc.	109,373	72,483
Investment in exploration properties	14,790	1,957
Investment in marketable securities	-	8,379
Other assets	2,500	-
	$ 142,413	$ 141,818
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 172,109	$ 156,399
Due to a related party	203,301	212,541
	375,410	368,940
SHAREHOLDERS' DEFICIENCY		
Capital Stock		
Authorized: Unlimited common shares without par value		
Issued: 39,262,203 common shares (2001 - 39,262,203)	17,127,558	17,127,558
Deficit	(17,360,555)	(17,354,680)
	(232,997)	(227,122)
	$ 142,413	$ 141,818

See accompanying notes to the financial statements.

UNITED REEF LIMITED
Statement of Operations and Deficit
(Expressed in Canadian dollars)
(unaudited)

	For the three months ended August 31		For the nine months ended August 31	
	2002	2001	2002	2001
Revenue	$ -	$ -	$ -	$ -
Expenses				
Administration	$ 19,224	$ 11,527	$ 57,475	$ 52,867
Loss on foreign exchange	17	771	35	2,218
Loss before the following	(19,241)	(12,298)	(57,510)	(55,085)
Gain (loss) on sale of marketable securities	14,020	-	27,399	(3,075)
Central African Republic recoveries, net	(19,050)	(7,240)	24,341	47,917
Write down of exploration expenditures	(105)		(105)	
Gain on sale of mining property	-	-	-	20,000
Net income (loss) for the period	(24,376)	(19,538)	(5,875)	9,757
DEFICIT, beginning of period	(17,336,179)	(17,353,233)	(17,354,680)	(17,382,528)
DEFICIT, end of period	$ (17,360,555)	$ (17,372,771)	$ (17,360,555)	$ (17,372,771)
Income (loss) per share for the period	$ (0.00)	$ (0.00)	$ (0.00)	$ 0.00

See accompanying notes to the financial statements.

UNITED REEF LIMITED
Statement of Cash Flow
(Expressed in Canadian dollars)
(unaudited)

	For the three months ended August 31				For the nine months ended August 31			
	2002		2001		2002		2001	
Operating activities								
Net income (loss) for the period	(24,376)	$	(19,538)	$	(5,875)	$	9,757	
Recoveries of Central African Republic expenditures, net	19,050		7,240		(24,341)		(47,917)	
Write down of exploration expenditures	105		-		105		-	
Gain on sale of mining property	-		-		-		(20,000)	
(Gain) loss on sale of marketable securities	(14,020)		-		(27,399)		3,075	
	(19,241)		(12,298)		(57,510)		(55,085)	
Non-cash items:								
Prepaid and sundry receivables	2,902		(16,166)		5,067		(7,725)	
Accounts payable and accrued liabilities	26,045		42,389		15,711		46,188	
	9,706		13,925		(36,732)		(16,622)	
Investing activities								
Gain (loss) on sale of marketable securities	5,641		-		27,399		(60,000)	
Recovery of expenditures on mining property	191		-		500		-	
Increase in exploration properties	(13,439)				(13,439)			
Increase in fixed assets	(2,500)				(2,500)			
Sale of mining property	-		-		-		30,000	
Proceeds from sale of discontinued assets previously written off, net	(19,050)		(7,240)		24,341		47,917	
Decrease (increase) in investment in AXMIN	7,110		-		(36,890)		-	
Decrease in marketable securities	8,379		-		8,379		28,525	
	(13,668)		(7,240)		7,790		46,442	
Financing activities								
Decrease in loans payable to related parties	-		(21,267)		-		(21,267)	
Decrease in due to a related party	3,350		(846)		(9,239)		19,746	
	3,350		(22,113)		(9,239)		(1,521)	
Change in cash	(612)		(15,428)		(38,181)		28,299	
CASH, beginning of period	7,180		48,722		44,749		4,995	
CASH, end of period	$ 6,568	$	33,294	$	6,568	$	33,294	

See accompanying notes to the financial statements.

Notes to the Financial Statements

For the nine month periods ended August 31, 2002 and 2001 (unaudited)

1. *Nature of Operations*
   United Reef Limited (the "Company") is a mineral exploration company which has been inactive in recent years. Management is currently taking steps to reactivate the Company.
2. *Accounting Policies*
   The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principals and follow the same accounting principals and methods of application as disclosed in Note 2 of the Company's audited financial statements for the year ended November 30, 2001. The interim financial statements should be read in conjunction with the Company's year-end audited financial statements.
3. *Comparative Figures*
   Certain of the comparative figures have been reclassified to conform with the current year's presentation.
4. *Capital Stock*
   As at October 30, 2002, the number of outstanding shares (39,262,203) remained the same as at the year-end. There are no securities of the Company outstanding that may be converted, exercised or exchanged for voting or equity securities of the Company.